Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
May 13, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Holly Hunter-Ceci, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Holly Hunter-Ceci:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Interest Rate Volatility & Inflation Hedge ETF, included in Post-Effective Amendment No. 669 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on April 19, 2022 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2022, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: Please file the Registrant’s written response to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the Amendment. Unless stated otherwise, comments apply to the same or related disclosure throughout the Registration Statement. Where a reply contemplates revised disclosure, please include the proposed new language in the correspondence. If corresponding changes will not be made throughout the disclosure, please identify and explain any exceptions. Please provide all missing or bracketed information from the 485(a) filing with the response letter to these comments. The Staff notes that the Fund and the Adviser are responsible for the adequacy and accuracy of the disclosures, notwithstanding any review, comment or action or absence of action by the Staff.

Response: The Registrant acknowledges the comment. The Registrant confirms that it will file its responses to the Staff’s comments at least 5 days prior to the Amendment’s effectiveness. The Registrant will include any proposed disclosure changes in such correspondence and/or explain any exceptions. In

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

addition, the Registrant will complete all bracketed and missing information not included herein in the filing to be made pursuant to Rule 485(b) under the Securities Act.

2. Comment: Please add the Fund’s ticker symbol to its class identifier on EDGAR and substitute the appropriate ticker symbol for the current placeholder on the cover page of the Fund's Prospectus and the Statement of Additional Information ("SAI").

Response: The Registrant has updated the Fund’s Registration Statement and has updated its series and class identifier on EDGAR with the Fund’s ticker symbol.

INVESTMENT OBJECTIVE

3. Comment: With respect to the section of the Fund’s Prospectus titled “INVESTMENT OBJECTIVE”, please revise the investment objective to reflect in plain English.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “INVESTMENT OBJECTIVE” as follows:

The Global X Interest Rate Volatility & Inflation Hedge ETF (the “Fund”) seeks to hedge relative interest rate movements arising from a steepening of the U.S. interest rate curve, and to benefit from periods of market stress when interest rate ~~fixed income~~ volatility increases, while also providing ~~the potential for~~ inflation-protected income.

FEES AND EXPENSES

4. Comment: Please finalize the fee table and expense example and include them in your comment response letter. If the Fund will bear acquired fund fees and expenses greater than 1 basis point, please include them in the fee table.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. In addition, the Registrant does not currently expect that the Fund will incur acquired fund fees and expenses greater than one basis point.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.45%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.45%
1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$46	$144

PRINCIPAL INVESTMENT STRATEGIES

5. Comment: With respect to the first paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please describe in plain English “interest rate volatility increases” and “U.S. interest rate curve steepening”. In addition, please briefly address the types of market conditions commonly associated with interest rate volatility increases and curve steepening.

Response: The Registrant has updated the first paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Fund is an actively managed exchange traded fund (“ETF”) that seeks to achieve its investment objective primarily by investing, directly or indirectly, in a mix of U.S. Treasury Inflation-Protected Securities (“TIPS”) and long yield curve spread options, which are tied to the shape of the U.S. interest rate curve. The Fund’s strategy is designed to hedge against inflation risk and generate positive returns from the Fund’s options during periods when U.S. interest rate volatility increases and/or the U.S. interest rate curve steepens (i.e., when the spread between interest rates on U.S. long-term debt instruments and U.S. shorter-term debt instruments widens). The interest rate curve typically steepens when the yield demanded by investors for long-term debt is higher than the yield on short-term debt, while higher interest rate volatility is generally associated with periods of greater uncertainty on the direction of future interest rates.

The Registrant notes that interest rate curve steepening or interest rate volatility can occur in a variety of market conditions, and as such believes the existing disclosure is appropriate.

6. Comment: With respect to the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please consolidate the such paragraph with the fourth paragraph of such section as the Staff notes that there seems to be some duplication.

Response: The Registrant has removed the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” and has revised the third paragraph as follows:

~~When an investor purchases a yield curve spread option, the investor pays a fixed amount (premium) to acquire the right (but not the obligation) to receive a payment based on the difference between a chosen swap rate spread and the option’s strike price on the expiration date. If the swap rate spread is greater than the option’s strike price at expiration, the investor will be entitled to receive the difference between the value of the swap rate spread and the strike price. If the swap rate spread closes below the strike price as of the expiration date, the option may end up worthless and the investor’s loss is limited to the amount of premium paid.~~

The Fund also invests in yield curve spread options which are options tied to the shape of the U.S. interest rate swap curve. The U.S. interest rate swap curve is a type of interest rate curve that reflects the swap

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

rate used in interest rate swap agreements with different maturities. A swap rate is the fixed interest rate that is exchanged for a floating interest rate in an interest rate swap agreement. A yield curve spread option is an option on the spread between two swap rates at different parts of the U.S. interest rate swap curve. When an investor purchases a yield curve spread option, the investor pays a fixed amount (premium) to acquire the right (but not the obligation) to receive a payment based on the difference between a chosen swap rate spread and the option’s strike price on the expiration date. If the swap rate spread closes above the option’s strike price at expiration, the investor will be entitled to receive the difference between the value of the swap rate spread and the strike price. If the swap rate spread closes below the strike price as of the expiration date, the option may end up worthless and the investor’s loss is limited to the amount of premium paid. A yield curve spread option’s payoff is determined by the difference between the swap rate spread and the option’s strike price. For example, a yield curve spread option could be purchased on the spread between the 2-year swap rate and the 10-year swap rate. Yield curve spread options are expected to (i) appreciate in value as the U.S. interest rate curve steepens or interest rate volatility increases and (ii) decrease in value or become worthless as the U.S. interest rate curve flattens or inverts, or as interest rate volatility declines. The U.S. interest rate swap curve “steepens” when the spread between swap rates on longer-term debt instruments and shorter-term debt instruments widens, “flattens” when such spread narrows, and “inverts” when swap rates on longer-term debt instruments become lower than those for shorter-term debt instruments (i.e., the spread is negative). The Fund generally expects the purchased yield curve spread options to reference the spread between the 2-year and 10-year swap rate, though the Fund may purchase yield curve spread options referencing other swap rate spreads. The Fund will purchase yield curve spread options such that the Fund will gain from steepening of the yield curve, while having a potential loss on the yield curve spread options limited to the premium paid for the yield curve spread options.

7. Comment: With respect to the fourth paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise the paragraph in accordance with plain English standards including adding specifics about how the Fund will invest.

Response: Please see the response above to Comment #6.

8. Comment: With respect to the fifth paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise this paragraph and the sixth paragraph to be more specific as to the Fund’s investment in yield curve spread options.

Response: The Registrant has updated the fifth and sixth paragraphs of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

When the Fund purchases a~~n~~ yield curve spread option, the Fund pays a fixed amount (premium) to purchase the yield curve spread option. The Fund’s investments in yield curve spread options will be traded in the over-the counter (“OTC”) market. OTC derivative instruments generally have more flexible terms negotiated between the buyer and the seller. These instruments would generally be subject to greater counterparty risk. Many of the protections afforded to exchange participants will not be available for OTC options and there are no daily price fluctuation limits. OTC instruments also may be subject to greater liquidity risk. Under the Fund’s yield curve spread option contracts, the Fund pays an upfront premium, and counterparties may be required to post variation margin. However, the Fund’s yield curve spread options contracts are subject to counterparty risk, which is the risk of non-performance by an options counterparty. Such non-performance could result in a material loss to the Fund. ~~The Fund is also subject to custodial risk as a result of (1) holding cash at the Fund’s custodian because such cash deposits~~

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

~~are unsecured liabilities of the custodian and (2) the custodian, at times, sweeping excess cash to other banks, which would be unsecured liabilities of those other banks.~~

The Fund’s investments in yield curve spread o~~O~~ptions have contractual expiration dates; therefore, to maintain consistent exposure to yield curve spread options, the Fund must periodically migrate out of yield curve spread options nearing expiration and into yield curve spread options with later expiration dates— a process referred to as “rolling.” The Fund generally expects to purchase yield curve spread ~~cap~~ options with a time-to-expiration of between six months and two years, though the Fund may purchase yield curve spread options with shorter or longer expirations. The Fund generally expects the purchased yield curve spread options to reference the spread between the 2-year and 10-year swap rate, though the Fund may purchase yield curve spread options referencing other swap rate spreads.

9. Comment: With respect to the fifth paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Fund is subject to custodial risk. Please supplementally confirm that the cash will be held with a bank that meets the qualifications described in Section 17(f) of the 1940 Act. Please also supplementally analyze the significance of the custodial risk to the Fund. If such risk is not material to the Fund’s principal investment strategy, please consider removing it from the Fund’s Prospectus.

Response: The Registrant confirms that the cash will be held with the Fund’s custodian bank, which meets the qualifications of Section 17(f) of the 1940 Act. The Fund has removed the reference to custodial risk in the section of the Fund's Prospectus titled "PRINCIPAL INVESTMENT STRATEGIES" as shown in response to Comment #8 above.

10. Comment: With respect to the penultimate paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the following sentence is unclear: “Under normal circumstances, the Fund generally expects to invest less than 20% of the Fund’s assets in yield curve spread option premiums (as defined below) and to actively manage the Fund’s options investments to reduce the weight of such options in the Fund’s portfolio if their value increases above the desired amount.” Please delete “premiums” from this sentence or clarify that the Fund will be writing options and collecting those premiums, if accurate. If the Fund will be writing options as part of its principal investment strategy, please make corresponding changes throughout the disclosure. Please also expand on how the Fund will be actively managing the Fund’s options investments.

Response: The Registrant has updated the penultimate paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

Under normal circumstances, the Fund generally expects to invest less than 20% of the Fund’s assets in yield curve spread options ~~premiums (as defined below)~~ and to actively manage the Fund’s options investments to reduce the weight of such options in the Fund’s portfolio if their value increases above the desired amount. Similarly, the Fund generally expects to sell portfolio investments and reinvest proceeds in yield curve spread options if the value of such options declines below the desired amount. The Fund will actively manage the Fund’s investments in yield curve spread options to gain from steepening of the yield curve, while having a potential loss on the yield curve spread options limited to the premium paid for the yield curve spread options.

11. Comment: With respect to the penultimate sentence in the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify that the U.S.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

government bonds are TIPS for consistency with other disclosures. Please disclose that if accurate “a complete loss of the premium” could result in the Fund’s losing all or a significant portion of its value.

The Registrant has updated the penultimate sentence in the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Fund is likely to be significantly more volatile than a fund holding only long positions in the same ~~U.S. government bonds~~ TIPS as the Fund because the options component of the Fund could result in significant gains for the Fund or in a complete loss of the premium for the Fund’s options, which could result in the Fund losing a significant portion of its value.

SUMMARY OF PRINCIPAL RISKS AND A FURTHER DISCUSSION OF PRINCIPAL RISKS

12. Comment: With respect to the last sentence in the risk factor titled “Asset Class Risk - ETF Investment Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, to avoid confusion between ETPs and ETFs, please revise this sentence to clarify that ETPs are not registered under the 1940 Act.

Response: The Registrant has revised the risk factor titled “Asset Class Risk - ETF Investment Risk” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as follows in response to the comment:

SUMMARY OF PRINCIPAL RISKS
ETF Investment Risk: . . . Additionally, some exchange traded products (“ETPs”) ~~ETFs~~ are not registered under the Investment Company Act of 1940 (“1940 Act”) and therefore, are not subject to the regulatory scheme and investor protections of the 1940 Act.

A FURTHER DISCUSSION OF PRINCIPAL RISKS
Additionally, some ~~ETFs~~ ETPs are not registered under the 1940 Act and therefore, are not subject to the regulatory scheme and investor protections of the 1940 Act.

13. Comment: With respect to the risk factor titled “Asset Class Risk - Leverage Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please clarify whether the Fund will borrow money as part of its principal investment strategy. If the Fund will not borrow money as part of its principal investment strategy, please revise the disclosure or make corresponding changes to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

Response: The Registrant has updated the risk factor titled “Asset Class Risk - Leverage Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” as follows:

Leverage Risk: The Fund’s investments in yield curve spread options have the economic effect of creating financial leverage in the Fund’s portfolio because such investments may give rise to gains or losses that are disproportionate to the amount the Fund has invested in those instruments. Because the Fund only takes long positions in yield curve spread options as part of its principal investment strategy, the maximum loss for the Fund’s yield curve spread options position is the “options premium,” which is defined as the premium paid for the yield curve spread options and any post-purchase appreciation in value. Thus, any disproportionate returns are generally expected to exist only when the value of such yield curve spread options appreciates. However, following such appreciation, even small changes in the

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

shape of the U.S. interest rate curve or interest rate volatility may result in a significant decline in the value of such yield curve spread options with a maximum loss equal to the yield curve spread options premium.~~The use of leverage by the Fund, such as borrowing money to purchase securities or the use of options, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the Fund’s assets.~~

14. Comment: With respect to the second sentence in the risk factor titled “Counterparty Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please tailor the risk factor language to the Fund’s investment in options. The Staff notes that counterparty risk is identified as a risk for options in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES.”

Response: The Registrant has updated the risk factor titled “Counterparty Risk” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as follows:

Counterparty Risk: Counterparty risk is the risk that a counterparty to the Fund’s investments in yield curve spread options ~~a swap contract or other similar investment instrument~~ may default on its payment obligation to the Fund. Such a default may cause the value of an investment in the Fund to decrease.

15. Comment: With respect to the risk factor titled “Geographic Risk – Risk of Investing in Developed Markets” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, it appears that the Fund will be invested solely in U.S. securities and derivatives on these securities. If that is the case, please delete this risk factor or consolidate with the risk factor titled “Geographic Risk – Risk of Investing in the United States”, as appropriate.

Response: The Registrant has removed the risk factor titled “Geographic Risk – Risk of Investing in Developed Markets” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”.

16. Comment: With respect to the risk factor titled “Non-Diversification Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please supplementally explain why the Fund will be non-diversified.

Response: Section 5(b) of the 1940 Act requires a diversified company to meet the following requirements: at least 75 percent of the value of the fund’s total assets must be represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than five percent of the value of the total assets of such management company and to not more than 10 percent of the outstanding voting securities of such issuer. The Fund’s holdings in government securities and ETF shares will count towards the 75% diversified “bucket” of assets. The options held by the Fund may not count towards the 75% bucket in all instances however. Under normal circumstances, the Fund generally expects to invest less than 20% of the Fund’s assets in yield curve spread option premiums. In most instances these holdings should fit within the remaining 25% basket. However, there is a possibility, depending on market conditions and the number of counterparties issuing OTC options held by the Fund, that the Fund could inadvertently move to non-diversified status, which would be otherwise prohibited in the absence of a shareholder vote required by Section 13(a)(1) of the

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

1940 Act. In order to address this potential issue, the Registrant believes it is prudent to initially be non-diversified and to rely on Rule 13a-1 under the 1940 Act.

17. Comment: With respect to the risk factor titled “Asset Class Risk - Derivatives Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, the Staff notes that the risk factor references options, futures and swaps contracts. If the Fund’s investment in derivatives will be principally limited to yield curve spread options, please revise the risk factor accordingly.

Response: The Registrant has updated the disclosure in the risk factor titled “Asset Class Risk - Derivatives Risk” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, as follows:

Derivatives Risk: The Fund may gain exposure to different asset classes by investing in ~~different types of~~ derivative instruments. Derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices than conventional securities, which can result in greater losses for the Fund. In addition, the prices of the derivative instruments and the prices of underlying ~~securities,~~ interest rates ~~or currencies~~ they are designed to reflect may not move together as expected. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the relevant underlying ~~asset,~~ rate~~, index or other indicator~~ to which it relates. Derivatives are usually traded on margin, which may subject the Fund to margin calls. Margin calls may force the Fund to liquidate assets. On October 28, 2020, the SEC adopted Rule 18f-4 under the 1940 Act (‘Rule 18f-4”), which governs the use of derivatives by registered investment companies. Rule 18f-4 imposes limits on the amount of derivatives the Fund can enter into and replaces the asset segregation framework previously used by the Fund to comply with Section 18 of the 1940 Act, among other requirements. The Fund will be required to comply with Rule 18f-4 by August 19, 2022.

Derivatives Risk
Derivatives risk is the risk that loss may result from the Fund’s investments in options~~, futures and swap contracts~~, which may be leveraged and are types of derivatives.

18. Comment: With respect to the risk factor titled “Asset Class Risk - Derivatives Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, as it relates to the Rule 18f-4 disclosure please supplementally describe the Fund’s plans for coming into compliance with Rule 18f-4 including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including an anticipated designated index) or absolute VaR test. If the Fund will be using a relative VaR test, please describe the reference index. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” release No. IC-34084 (November 2, 2020).

Response: The Fund intends to comply with Rule 18f-4 by the compliance date of such rule. The Fund will adopt and implement a written derivatives risk management program, which shall include policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program will be administered and overseen by the derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks. The Registrant respectfully submits that certain specific elements of the program are still under consideration, such as whether the Fund will

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

use a relative or absolute VaR test and, if the Fund uses a relative VaR test, what the applicable reference index will be.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.